UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)

GEEKNET, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
83616W101
(CUSIP Number)

Suzanne Present Marlin Sams Fund, L.P. 555 Madison Avenue New York, New York 10022 (212) 843-0542
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83616W101	Page 2 of 13 Pages
SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: MARLIN SAMS FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 25,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 83616W101	Page 3 of 13 Pages
SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: WILLIAM M. SAMS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 660,000
	8	SHARED VOTING POWER 25,000
	9	SOLE DISPOSITIVE POWER 660,000
	10	SHARED DISPOSITIVE POWER 25,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 685,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 83616W101	Page 4 of 13 Pages
SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: SUZANNE PRESENT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,500
	8	SHARED VOTING POWER 25,000
	9	SOLE DISPOSITIVE POWER 7,500
	10	SHARED DISPOSITIVE POWER 25,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 83616W101	Page 5 of 13 Pages
SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: MARLIN SAMS GENPAR, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 25,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 83616W101	Page 6 of 13 Pages
SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: GLADWYNE MARLIN GENPAR, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 25,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 25,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 83616W101	Page 7 of 13 Pages
SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: MICHAEL SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,502
	8	SHARED VOTING POWER 25,000
	9	SOLE DISPOSITIVE POWER 33,502
	10	SHARED DISPOSITIVE POWER 25,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 83616W101	Page 8 of 13 Pages
SCHEDULE 13D

This Amendment No. 11 to Schedule 13D is filed by the Reporting Persons named herein to amend and supplement the Schedule 13D, dated June 12, 2008, as amended by Amendment No. 1 to the Schedule 13D, dated August 29, 2008, Amendment No. 2 to the Schedule 13D, dated September 4, 2008, Amendment No. 3 to the Schedule 13D, dated September 11, 2008, Amendment No. 4 to the Schedule 13D, dated December 5, 2008, Amendment No. 5 to the Schedule 13D, dated June 1, 2009, Amendment No. 6 to the Schedule 13D, dated November 9, 2009, Amendment No. 7 to the Schedule 13D, dated November 17, 2009, Amendment No. 8 to the Schedule 13D, dated December 10, 2009, and Amendment No. 9 to the Schedule 13D, dated June 2, 2010, and Amendment No. 10 to the Schedule 13D, dated May 12, 2011, with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of Geeknet, Inc., a Delaware corporation (the “Company”).

Item 1.    Security and Issuer.

No material change.

Item 2.    Identity and Background.

No material change.

Item 3.    Source and Amount of Funds or Other Consideration.

No material change.

Item 4.    Purpose of Transaction.

No material change.

Item 5.    Interest in Securities of the Issuer.

(a)	This Item 5(a) is hereby amended and restated in its entirety as follows:

The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based upon 6,657,420 shares of Common Stock outstanding as of February 12, 2014, which is the total number shares of Common Stock outstanding as of such date as reported by the Company in its Annual Report on Form 10-K filed with the SEC on February 26, 2014:

CUSIP No. 83616W101	Page 9 of 13 Pages
SCHEDULE 13D

(i)
Each of Marlin Sams Fund, L.P. (the “Fund”), Marlin Sams GenPar, LLC, the general partner of the Fund (the “General Partner”), and Gladwyne Marlin GenPar, LLC (“Gladwyne”), a member of the General Partner, may be deemed to beneficially own 25,000 shares of Common Stock, less than 1.0% of the outstanding shares of Common Stock.

(ii)
Sams may be deemed to beneficially own 685,000 shares of Common Stock, approximately 10.3% of the outstanding shares of Common Stock, consisting of (i) 665,000 shares of Common Stock and (ii) 20,000 shares of Common Stock held in the Irrevocable Trust of Michael Solomon FBO Grace Solomon for the benefit of Michael Solomon’s daughter, of which Sams is the co-trustee with Constance Solomon, Michael Solomon’s wife.

(iii)	Suzanne Present may be deemed to beneficially own 32,500 shares of Common Stock, less than 1.0% of the outstanding shares of Common Stock.

(iv)	Michael Solomon may be deemed to beneficially own 58,502 shares of Common Stock, less than 1.0% of the outstanding shares of Common Stock.

CUSIP No. 83616W101	Page 10 of 13 Pages
SCHEDULE 13D

(b)	This Item 5(b) is hereby amended and restated in its entirety as follows:

(i)                    Each of the Fund and the General Partner may be deemed to have sole power to direct the voting and disposition of the 25,000 shares of Common Stock that are directly owned by the Fund.

(ii)                   Sams may be deemed to have sole power to direct the voting and disposition of 660,000 shares of Common Stock, consisting of (i) 640,000 shares of Common Stock owned directly by him and (ii) 20,000 shares of Common Stock owned directly by the Irrevocable Trust of Michael Solomon FBO Grace Solomon for the benefit of Michael Solomon’s daughter, of which Sams is the co-trustee with Constance Solomon, Michael Solomon’s wife. Additionally, by virtue of the relationships between and among the Reporting Persons described in Item 2, Sams may be deemed to share the power to direct the voting and disposition of the 25,000 shares of Common Stock directly owned by the Fund.

(iii)                  Suzanne Present may be deemed to have sole power to direct the voting and disposition of 7,500 shares of Common Stock directly owned by Ms. Present. Additionally, by virtue of the relationship between and among the Reporting Persons described in Item 2, Ms. Present may be deemed to share the power to direct the voting and disposition of 25,000 shares of Common Stock directly owned by the Fund.

(iv)                  By virtue of the relationship between and among the Reporting Persons described in Item 2, Gladwyne may be deemed to share the power to direct the voting and disposition of the 25,000 shares of Common Stock directly owned by the Fund.

(v)                    Michael Solomon may be deemed to have the sole power to direct the voting and disposition of 33,502 shares of Common Stock (including vested options) directly owned by Mr. Solomon. Additionally, by virtue of the relationship between and among the Reporting Persons described in Item 2, Mr. Solomon may be deemed to share the power to direct the voting and disposition of the 25,000 shares of Common Stock directly owned by the Fund.

CUSIP No. 83616W101	Page 11 of 13 Pages
SCHEDULE 13D

(c)	This Item 5(c) is hereby amended and restated in its entirety as follows:

On March 14, 2014, the Marlin Sams Fund sold an aggregate of 992,736 shares of Common Stock at a price of $14.00 per share in private transactions.

(d)	No material change.

(e)	Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

No material change.

Item 7.     Materials to be Filed as Exhibits.

Exhibit 1:	Amended and Restated Agreement relating to the filing of joint acquisition statements as required by 13d-1(k)(1) under the Securities and Exchange Act, as amended (previously filed).

CUSIP 83616W101	Page 12 of 13 Pages
SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 18, 2014

MARLIN SAMS FUND, L.P.

By:	Marlin Sams Genpar, LLC Its general partner

By:	Gladwyne Marlin GenPar, LLC A managing member
By:	/s/ Suzanne Present
Name: Suzanne Present Title: A Managing Member

MARLIN SAMS GENPAR, LLC

By:	Gladwyne Marlin GenPar, LLC A managing member
By:	/s/ Suzanne Present
Name: Suzanne Present Title: A Managing Member

WILLIAM M. SAMS
/s/ William M. Sams

GLADWYNE MARLIN GENPAR, LLC
By:	/s/ Suzanne Present
Name: Suzanne Present Title: A Managing Member

CUSIP No. 83616W101	Page 13 of 13 Pages
SCHEDULE 13D

SUZANNE PRESENT
/s/ Suzanne Present

MICHAEL SOLOMON
/s/ Michael Solomon